

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

November 7, 2016

William R. Wagner
President and Chief Executive Officer
LogMeIn, Inc.
320 Summer Street
Boston, Massachusetts 02210

Christopher S. Hylen
President
GetGo, Inc.
7414 Hollister Avenue
Goleta, California

> **Re:** **LogMeIn, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed October 20, 2016**
> **File No. 333-213651**
>
> **GetGo, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed October 20, 2016**
> **File No. 000-55706**

Dear Messrs. Wagner and Hylen:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 12, 2016 letter addressed to LogMeIn, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Questions and Answers About the Transactions

What is a Reverse Morris Trust transaction?, page 1

1.　　We note this Q&A added in response to prior comment 1. Please revise to include or provide a cross-reference to a discussion of material risks related to the tax-free status of this transaction.

Notes to Unaudited Pro Forma Combined Financial Information, page 181

2.　　We note from your added disclosure in response to prior comment 12 that a significant amount of GetGo's cash is held by their foreign subsidiaries. With the possibility of a cash distribution by GetGo to Citrix as a result of differences in certain actual and target amounts, as described on page 186, tell us whether GetGo will need to repatriate amounts for such a distribution, and if so, whether any related income tax expense will be incurred and should be reflected in the pro form financial statements.

3.　　Please provide the calculations that support your current expectation that the incremental adjustment to cash would have been only approximately $0.3 million as noted in prior comment 13 and provide us with a similar calculation as of September 30, 2016. Also, to the extent that the cash adjustment will be impacted by the other target criteria, please explain further how you determined that such amount is factually supportable. Refer to Rule 11-02(b)(6) of Regulation S-X.

　　You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Attorney-Advisor, at (202) 551-3574 or me at (202) 551-3483 with any other questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies
and Services

cc:　　Susan L. Mazur, Esq.
　　　　Latham & Watkins LLP

　　　　Lisa R. Haddad, Esq.
　　　　Goodwin Procter LLP